patient safety technologies, inc.

ORIGINAL

1800 Century Park East
Suite № 200
Los Angeles, CA 90067
310.895.7750 tel
310.895.7751 fax
patientsafetytechnologies.com

May 24, 2006

Mr. Milton "Todd" Ault III
1800 Century Park East, Suite 200
Los Angeles, California 90067

RE: Agreement Regarding Severance or Separation

Dear Todd:

This letter confirms our agreement (the "Agreement") relating to the terms and conditions of your separation from employment with Patient Safety Technologies, Inc. ("PST" or the "Company") and the benefits you are eligible to receive as described in this Agreement.

WHEREAS, a meeting of the Board of Directors (the "Board") was held on January 7, 2006 to approve among other things, a severance package for Mr. Ault in recognition of the loyal service Mr. Ault has provided to the Company, to be effective upon the date of Mr. Ault's separation from employment by the Company, and subject to the parties entering into the mutual release contained herein; and

WHEREAS, Mr. Ault resigned from his positions as Chairman and Chief Executive Officer of the Company on January 9, 2006; and

WHEREAS, the Company and Mr. Ault desire to memorialize the terms of their separation agreement and their mutual release of claims.

NOW THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. SEPARATION OF EMPLOYMENT. You acknowledge that your employment with PST terminated effective January 9, 2006 (the "Resignation Date"). From and after the Resignation Date, you shall have no authority, and shall not represent yourself, as an employee of PST. Provided, however, you and/or your affiliates may from time to time, upon approval of the Board of Directors, be permitted to provide consulting and/or advisory services to the Company; any such services to be provided pursuant to the terms of a mutually agreed upon service agreement approved by the Board of Directors.

2. DESCRIPTION OF BENEFITS. In consideration of the undertakings, transactions, and considerations recited in this Agreement, PST agrees to provide you with the following:

(i) One Hundred Eighty Thousand Dollars ($180,000.00), payable in semi-monthly installments of Seven Thousand Five Hundred Dollars ($7,500.00), less all applicable federal, state, local and other employment-related taxes, deductions, and withholdings, in accordance with the Company's normal payroll practices, which sum represents one year of base pay. Provided, however, you agree to defer such

payments at the Company's option and in its sole discretion in the event the Company's financial condition cannot accommodate the payout of such funds, but in no event shall the deferral of payment exceed a period of more than six (six) consecutive months.

(ii) Sixty thousand (60,000) shares of restricted stock and options to purchase Ninety Thousand (90,000) shares of common stock of the Company which stock options shall have an exercise price of $4.50 per share and shall expire on July 8, 2007, in accordance with the terms of the Company's Stock Option Plan.

(iii) OTHER EMPLOYEE BENEFITS. Eligibility for health insurance, life insurance, disability, and 401(k) participation will continue for a period of twelve months from the Resignation Date on the same terms and conditions as other Company employees. Eligibility for all other employee benefits, including without limitation bonus plan and incentive plan eligibility, shall cease as of the Resignation Date.

You acknowledge and agree that the benefits described in this Section 2 are not intended to, and shall not confer any benefit on anyone other than the parties hereto. You further acknowledge that except for the specific financial consideration set forth in this Agreement, you are not, and shall not in the future be, entitled to any other compensation including, without limitation, other wages, commissions, bonuses, vacation pay, holiday pay, or any other form of compensation or benefit. Notwithstanding the foregoing, the Company, upon approval of the Board of Directors may enter into future engagements with you for consulting or advisory services which it determines are in the best interest of the Company.

3. RETURN OF COMPANY PROPERTY. You hereby confirm that, as of the date hereof, you have returned to the Company all Company records and documents (and any copies thereof), all keys, files, equipment belonging to the Company (including, but not limited to, computer hardware, software and printers, wireless handheld devices, pagers, etc.), Company identification, and any other Company-owned property in your possession or control and have left intact all electronic Company documents, including but not limited to those which you developed or helped to develop during your employment. You further hereby confirm that as of the date hereof you have cancelled all accounts for your benefit, if any, in the Company's name, including but not limited to, credit cards, telephone charge cards, cellular phone and/or pager accounts and computer accounts.

4. BUSINESS EXPENSES AND COMPENSATION. You acknowledge that as of the date hereof the Company has reimbursed you for all costs and business expenses incurred in conjunction with the performance of your employment by the Company and that no other reimbursements are owed to you by the Company. You further acknowledge that as of the date hereof you have received payment in full for all services rendered in conjunction with your employment by the Company and that no other compensation is owed to you. In the event that the Company engages you in the future to provide additional services to the Company, it will be done pursuant to a consulting or advisory agreement approved by the Board of Directors.

5. MUTUAL NON-DISPARAGEMENT. To the extent permitted by law, you understand and agree that, as a condition for payment to you of the consideration herein described, you shall not make any false, disparaging or derogatory statements to anyone, including but not limited to any media outlet, industry group, financial institution, current or former employee, consultant, client or customer of the Company, regarding the Company or any of its directors, officers, employees, agents or representatives or about the Company's business affairs and financial condition, any

out-of-pocket expenses incurred in providing such cooperation under this Section. To the extent permitted by law, you further agree that should you be contacted (directly or indirectly) by any person or entity (for example, by any party representing an individual or entity) adverse to the Company, you shall promptly notify the Company's legal counsel.

8. AMENDMENT. This Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This Agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators.

9. WAIVER OF RIGHTS. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

10. VALIDITY. Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

11. ACKNOWLEDGMENTS. It is Company's desire and intent to make certain that you fully understand the provisions and effects of this Agreement. To that end, you have been encouraged and given the opportunity to consult with legal counsel before signing below and returning this Agreement to the Company. You may take up to twenty-one (21) days (until close of business on May 24, 2006) to sign this Agreement. In addition, if you sign this Agreement within that time period, you may change your mind and rescind your assent to this Agreement if, within seven (7) days after you sign this Agreement, you deliver a notice of rescission to the Company. To be effective, such rescission must be hand delivered or postmarked within the seven (7) day period and sent by certified mail, return receipt requested, to the Company. If you do not so rescind, this Agreement will become a binding agreement between you and the Company upon the expiration of the seven (7) day rescission period.

You acknowledge that you have been given at least twenty-one (21) days to consider this Agreement and that the Company advised you to consult with an attorney of your own choosing prior to signing this Agreement. You understand that you may revoke this Agreement for a period of seven (7) days after you sign this Agreement, and this Agreement shall not be effective or enforceable until the expiration of this seven (7) day revocation period. YOU UNDERSTAND AND AGREE THAT BY ENTERING INTO THIS AGREEMENT YOU ARE WAIVING ANY AND ALL RIGHTS OR CLAIMS YOU MIGHT HAVE UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT, AS AMENDED, BY THE OLDER WORKERS BENEFIT PROTECTION ACT, AND THAT YOU HAVE RECEIVED CONSIDERATION BEYOND THAT TO WHICH YOU WERE PREVIOUSLY ENTITLED.

12. VOLUNTARY ASSENT. You affirm that no other promises or agreements of any kind have been made to or with you by any person or entity whatsoever to cause you to sign this Agreement, and that you fully understand the meaning and intent of this Agreement. You state and represent that you have had an opportunity to fully discuss and review the terms of this Agreement with an attorney. You further state and represent that you have carefully read this Agreement, understand the contents herein, freely and voluntarily assent to all of the terms and conditions hereof, and sign your name of your own free act.

13. APPLICABLE LAW. This Agreement shall be interpreted and construed by the laws of the State of California, without regard to conflict of laws provisions. You hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the State of California, or if appropriate, a federal court located in the State of California (which courts, for purposes of this Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Agreement or the subject matter hereof. You also acknowledge that venue for such actions shall lie exclusively in the State of California and that material witnesses and documents are located in the State of California.

14. COMPANY BLACKOUT PERIODS. You acknowledge and agree that as a current and potential future consultant to the Company, you may from time-to-time be subject to certain restrictions against trading during the Company's official blackout periods. You hereby expressly agree that you will not trade in the Company's common stock or other securities of the Company at any time while in possession of material non-public information related to the Company.

15. ENTIRE AGREEMENT. This Agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to your additional benefits and the settlement of claims against the Company and cancels all previous oral and written negotiations, agreements, commitments, writings in connection therewith. Nothing in this paragraph, however, shall modify, cancel or supersede your obligations set forth in this Agreement. The provisions of this Agreement are severable and if, for any reason, any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

Very truly yours,

PATIENT SAFETY TECHNOLOGIES, INC.

By: Louis Glazer, M.D.
Its: Chairman and CEO

I hereby agree to the terms and conditions set forth above. I have been given at least twenty-one (21) days to consider this Agreement and I have chosen to execute this on the date below. I intend that this Agreement become a binding agreement between the Company and me if I do not revoke my acceptance in seven (7) days.

5-26-06

Milton C. Ault III   Date